MONTHLY REPORT - MARCH, 2008
                              Global Macro Trust
             The net asset value of each unit as of March 31, 2008
                was $1,215.94 down 2.52% from $1,247.40 per unit
                            as of February 29, 2008.

                                       Managing         Unit
                                        Owner         Holders          Total
Net Asset Value (560,712.965       $  7,080,545    692,354,007     699,434,552
   units) at February 29, 2008
Addition of 12,623.393 units on          74,757     15,671,653      15,746 410
   March 1, 2008
Redemption of 3,953.516 units on             (0)    (4,807,238)     (4,807,238)
   March 31, 2008*
Net Income (Loss) - March 2008         (188,027)   (17,740,655)    (17,928,682)
                                    -----------  --------------  --------------
Net Asset Value at March 31,       $  6,967,275    685,477,767     692,445 042
2008
                                    ===========  ==============  ==============
Net Asset Value per Unit at
March 31, 2008 (569,473.353
units inclusive of 90.511
additional units.)                               $    1,215.94

                        STATEMENT OF INCOME AND EXPENSE

                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts     $ 29,908,633     65,979,558

      Change in unrealized gain (loss) on open      (50,644,820)   (22,131,333)
         contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0              0
         obligations
      Change in unrealized gain (loss) from U.S.
         Treasury obligations                         (113,006)      1,977,975


   Interest income                                    2,112,665      6,583,406

   Foreign exchange gain (loss) on margin               (32,549)      (438,420)
      deposits
                                                  --------------  -------------
Total: Income                                       (18,769,077)    51,971,186
Expenses:
   Brokerage commissions                              3,912,358     11,597,562

   20.0% New Trading Profit Share                    (4,958,129)     6,562,324

   Custody Fees                                          29,484         29,484

   Administrative expense                               175,892        510,112
                                                 ---------------  -------------
Total: Expenses                                        (840,395)    18,699,482

Net Income (Loss) - February, 2008                 $(17,928,682)    33,271,704

* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


                                   To the best of my knowledge and belief,
                                   the information contained herein is
                                   accurate and complete.

                                       /s/ Harvey Beker
                                       Harvey Beker, Co-chief Executive Officer
                                       Millburn Ridgefield Corporation
                                       Managing Owner
                                       Global Macro Trust



                             Millburn Ridgefield Corporation
                                 411 West Putnam Avenue
                              Greenwich, Connecticut 06830
                                      203-625-7554


                                      April 8, 2008


Dear Investor:

Global Macro Trust ("GMT") was down 2.52% for March, 2008. Year-to-date the Trust is up 5.08%.

March witnessed some extraordinary events in the financial markets. Bear Stearns faced liquidity problems which led to a loss of confidence and a "run on the bank" ending with a Fed-brokered sale to J.P. Morgan at a fire sale price of $2 per share, later raised to $10. The Fed attempted to head off the danger of additional investment bank dominos falling by opening its credit facilities to investment bank primary dealers in government securities, an almost unprecedented move. Notwithstanding this turmoil, the financial sector of the Trust's portfolio generated a profit with gains from currencies and stock index futures outweighing a loss from interest rate futures. The month's loss was due to partial retracement of the major upmove in agricultural and precious metal markets triggered by a dollar rally and a broad deleveraging by market participants due to credit market conditions. In other commodities, energy and meats were profitable and industrial metals were flat.

In the interest rate sector, long positions in Japanese bonds, Canadian bonds and Canadian short-term rates were profitable, but as rates crept up in Europe on inflation data and fell in Australia on the commodity selloff losses were sustained on long positions in German bonds and notes and European short-term rates and on short positions in Australian bonds and bills.

A small bounce in the dollar contributed to March's commodity price decline, but profits on short dollar positions versus the euro, Swiss franc, Mexican and Chilean pesos and yen and on a long dollar position against the Korean won outweighed losses on short dollar positions versus the Canadian dollar, Brazilian real and Indian rupee. Non-dollar cross rate trading was flat.

Equity markets world-wide did not make major moves in March. The Trust held modest short positions in stock indices in 14 countries, and only Italy and Japan resulted in a material profit.

Energy prices pulled back but then recovered somewhat in March, and long positions in crude oil, heating oil and London gas oil were profitable. Long positions in gasoline (RBOB) and natural gas were flat.

The commodity price pullback in agriculturals also hit the precious metals, and losses were sustained on long positions in gold, silver and platinum. In the industrial metals, a long position in tin and a short position in zinc were profitable, and long positions in lead and aluminum were unprofitable.

Agricultural commodities have had a legendary runup with several markets setting all-time records. The dollar bounce and credit market turmoil were enough of a trigger to set off substantial long position liquidation by short-term traders. The Trust sustained losses on long positions in soybeans, soybean meal, soybean oil, wheat, cocoa, cotton, coffee and sugar, while short positions in cattle and hogs were profitable. A long position in corn was flat. The USDA reported crop intentions March 31 which indicated smaller-than-expected corn plantings and greater-than-expected soybean and wheat plantings.


                                      Very truly yours,


                                      Millburn Ridgefield Corporation
                                        Harvey Beker, co-Chairman
                                        George E. Crapple, co-Chairman